08002706

# Reliance
Industries Limited

RECEIVED

2008 APR 28 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

April 21, 2008

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 41 | April 21, 2008 | Audited Financial Results for the quarter / year ended March 31, 2008.<br>Recommendation of dividend. |
| | | April 21, 2008 | Media Release on Audited Results |
| | | April 21, 2008 | Intimation regarding date of Annual General Meeting |
| 2 | Clause 15/16 | April 21, 2008 | Closure of Register of Members and Transfer Books for payment of dividend |
| 3 | Circular issued by the Securities and Exchange Board of India | April 21, 2008 | Secretarial Audit Report |

Thanking you,

PROCESSED

MAY 27 2008

THOMSON REUTERS

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

April 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: RELIANCE EQ
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub : Annual Audited Financial Results for the year ended March 31, 2008 and recommendation of dividend.**

In continuation of our letter dated April 12, 2008, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Audited Financial Results for the quarter/year ended March 31, 2008 duly approved by the Board of Directors of the Company at its meeting held today.

The Board has recommended a dividend of **Rs.13.00 (Rupees thirteen only)** per fully paid-up equity share of Rs.10/- each.

The above information may kindly be notified to your members.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

Copy to: Luxembourg Stock Exchange

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

## AUDITED FINANCIAL RESULTS
## FOR THE QUARTER / YEAR ENDED 31st March 2008

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Quarter Ended 31st March (Audited) | | Year Ended 31st March (Audited) | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| 1. | Turnover | 38,697 | 29,276 | 139,269 | 118,354 |
| | Less: Excise Duty / Service Tax Recovered | 1,411 | 1,828 | 5,826 | 6,661 |
| 2. | **Net Turnover** | **37,286** | **27,448** | **133,443** | **111,693** |
| 3. | Other Income | 289 | 125 | 895 | 478 |
| 4. | **Total Income** | **37,575** | **27,573** | **134,338** | **112,171** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | 1,232 | (262) | 1,867 | (655) |
| | b) Consumption of raw materials | 25,664 | 18,206 | 90,304 | 76,872 |
| | c) Purchases | 1,202 | 1,183 | 6,008 | 1,821 |
| | d) Staff cost | 576 | 541 | 2,119 | 2,094 |
| | e) Depreciation | 1,380 | 1,227 | 4,847 | 4,815 |
| | f) Other expenditure | 2,594 | 2,613 | 9,839 | 11,515 |
| | **Total Expenditure** | **32,648** | **23,506** | **114,984** | **96,462** |
| 6. | Interest and Finance Charges | 272 | 288 | 1,077 | 1,189 |
| 7. | Exceptional item | (0) | | 4,733 | |
| 8. | **Profit before tax** | **4,655** | **3,779** | **23,010** | **14,520** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 544 | 422 | 2,652 | 1,657 |
| 10. | Provision for Deferred Tax | 199 | 201 | 900 | 920 |
| 11. | **Net Profit after tax** | **3,912** | **3,156** | **19,458** | **11,943** |
| 12. | **Net Profit after tax [excluding effect of exceptional item]** | **3,912** | **3,156** | **15,261** | **11,943** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 | 1,454 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 | | 60 |
| 15. | Reserves excluding revaluation reserves | | | 77,442 | 59,862 |
| 16. | **Earnings per share (Face value of Rs. 10)** | | | | |
| | Basic | 26.9 | 21.7 | 133.9 | 82.2 |
| | Diluted | 26.9 | 21.7 | 133.9 | 82.2 |
| 17. | **Earnings per share (Face value of Rs. 10) [excluding exceptional item]** | | | | |
| | Basic | 26.9 | 21.7 | 105.0 | 82.2 |
| | Diluted | 26.9 | 21.7 | 105.0 | 82.2 |
| 18. | **Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]** | | | | |
| | - Number of Shares (in crores) | 70.69 | 68.31 | 70.69 | 68.31 |
| | - Percentage of Shareholding (%) | 48.63 | 49.02 | 48.63 | 49.02 |

**Notes:**

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, 6,01,40,560 equity shares of Rs 10/- each were allotted to shareholders of erstwhile IPCL on 13th October 2007. In view thereof, the figures for the quarter and year ended 31st March 2007 have been restated.

3. Exceptional item represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

4. The Company has reserved issuance of 6,96,75,402 equity shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). Upto 31st March 2008, the Company has granted 2,97,63,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. The options would vest over a period of 7 years from the date of grant based on specified criteria.

5. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,781 crore (US$ 444 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

6. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on

"Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the year would have been higher by Rs. 30 crore (US$ 7.5 million).

7. During the year Reliance Commercial Associates Limited, Reliance Neutraceuticals Private Limited, Reliance Pharmaceuticals (India) Private Limited, Reliance Petroinvestments Limited, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL, Gapoil Zanzibar Limited, Transenergy Kenya Limited, Recron (Malaysia) SDH BHD, Peninsula Land Kenya Limited, Reliance International Exploration and Production INC, Wavely Investments Limited, Reliance Digital Retail Limited, Reliance Lifestyle Holdings Limited, Reliance Universal Ventures Limited, Reliance Home Store Limited, Reliance Autozone Limited, Reliance Trade Services Centre Limited, Reliance Integrated Agri Solutions Limited, Reliance Agri Products Distribution Limited, Reliance Food Processing Solutions Limited, Reliance Supply Chain Solutions Limited, Reliance Digital Media Limited, Strategic Manpower Solutions Limited, Reliance Gems and Jewels Limited, Reliance Leisures Limited, Reliance Loyalty & Analytics Limited, Reliance Retail Securities and Broking Company Limited, Delight Proteins Limited, Reliance F&B Services Limited, Reliance Hypermart Limited, Reliance Financial Distribution and Advisory Services Limited, Reliance Retail Travel & Forex Services Limited, Reliance Trends Limited, Reliance Wellness Limited, Reliance Brands Limited, Reliance Footprint Limited, Abcus Retail Private Limited, Bigdeal Retail Private Limited, Advantage Retail Private Limited and RIL (Australia) PTY Limited have become subsidiaries of the Company.

8. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 47 crore (US$ 11.7 million).

9. There were no investors' complaints pending as on 1st January 2008. All the 1,554 complaints received during the last quarter were resolved and no complaints were outstanding as on 31st March 2008.

10. The audit committee reviewed the above results. The Board of Directors at its meeting held on 21st April 2008 approved the above results and its release.

## AUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2008

Rs. Crores

| | | Quarter Ended 31st March (Audited) | | | | Year Ended 31st March (Audited) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | | 2007 | | 2008 | | 2007 | |
| 1. | **Segment Revenue** | | | | | | | | |
| | - Petrochemicals | 14,119 | | 12,572 | | 53,000 | | 50,371 | |
| | - Refining | 28,686 | | 21,025 | | 100,743 | | 85,932 | |
| | - Oil and Gas | 828 | | 548 | | 2,702 | | 2,043 | |
| | - Others | 342 | | 113 | | 778 | | 337 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | 43,975 | | 34,258 | | 157,223 | | 138,683 | |
| | Less: Inter Segment Transfers | 5,278 | | 4,982 | | 17,954 | | 20,329 | |
| | **Turnover** | 38,697 | | 29,276 | | 139,269 | | 118,354 | |
| | Less: Excise Duty Recovered on Sales | 1,411 | | 1,828 | | 5,826 | | 6,661 | |
| | **Net Turnover** | | 37,286 | | 27,448 | | 133,443 | | 111,693 |
| 2. | **Segment Results** | | | | | | | | |
| | - Petrochemicals | 1,466 | | 1,381 | | 7,113 | | 6,578 | |
| | - Refining | 2,839 | | 2,275 | | 10,332 | | 7,724 | |
| | - Oil and Gas | 447 | | 303 | | 1,503 | | 1,281 | |
| | - Others | 9 | | 19 | | 40 | | 54 | |
| | **Total Segment Profit before Interest and Tax** | | 4,761 | | 3,978 | | 18,988 | | 15,636 |
| | (i) Interest Expense | | (272) | | (288) | | (1,077) | | (1,189) |
| | (ii) Interest Income | | 248 | | 55 | | 662 | | 277 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (82) | | 34 | | (296) | | (204) |
| | (iv) Exceptional Item | | - | | | | 4,733 | | |
| | **Profit before Tax** | | 4,655 | | 3,779 | | 23,010 | | 14,520 |
| | (i) Provision for Current Tax | | (544) | | (422) | | (2,652) | | (1,657) |
| | (ii) Provision for Deferred Tax | | (199) | | (201) | | (900) | | (920) |
| | **Profit after Tax** | | 3,912 | | 3,156 | | 19,458 | | 11,943 |
| | **Profit after Tax** [excluding effect of exceptional item] | | 3,912 | | 3,156 | | 15,261 | | 11,943 |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | | | | | |
| | - Petrochemicals | | 30,758 | | 32,127 | | 30,758 | | 32,127 |
| | - Refining | | 42,141 | | 38,726 | | 42,141 | | 38,726 |
| | - Oil and Gas | | 26,391 | | 10,674 | | 26,391 | | 10,674 |
| | - Others | | 6,447 | | 4,960 | | 6,447 | | 4,960 |
| | - Unallocated Corporate | | 20,064 | | 12,288 | | 20,064 | | 12,288 |
| | **Total Capital Employed** | | 125,801 | | 98,775 | | 125,801 | | 98,775 |

**Notes to Standalone Segment Information for the Quarter / Year Ended 31st March 2008**

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Textile
      - Retail business
      - SEZ development

   d) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

AUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER / YEAR ENDED 31st March 2008

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Year Ended 31st March (Audited) | |
|---|---|---|---|
| | | 2008 | 2007 |
| 1. | Turnover | 143,005 | 120,431 |
| | Less: Excise Duty / Service Tax Recovered | 5,858 | 6,661 |
| **2.** | **Net Turnover** | **137,147** | **113,770** |
| 3. | Other Income | 1,224 | 654 |
| **4.** | **Total Income** | **138,371** | **114,424** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | (1,534) | (697) |
| | b) Consumption of raw materials | 91,446 | 77,769 |
| | c) Purchases | 9,851 | 1,945 |
| | d) Staff cost | 2,738 | 2,591 |
| | e) Depreciation | 5,004 | 4,899 |
| | f) Other expenditure | 11,502 | 12,035 |
| | **g) Total Expenditure** | **119,007** | **98,542** |
| 6. | Interest and Finance Charges | 1,086 | 1,232 |
| 7. | Exceptional item | 4,733 | |
| **8.** | **Profit before tax** | **23,011** | **14,647** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 2,622 | 1,667 |
| 10. | Provision for Deferred Tax | 866 | 905 |
| **11.** | **Net Profit after tax** | **19,523** | **12,075** |
| **12.** | **Net Profit after tax [excluding effect of exceptional item]** | **15,326** | **12,075** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 |
| 15. | Reserves excluding revaluation reserves | 81,176 | 63,787 |
| 16. | Earnings per share (Face value of Rs. 10) | | |
| | Basic | 134.3 | 83.1 |
| | Diluted | 134.3 | 83.1 |
| 17. | Earnings per share (Face value of Rs. 10) [excluding exceptional item] | | |
| | Basic | 105.4 | 83.1 |
| | Diluted | 105.4 | 83.1 |
| 18. | Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)] | | |
| | - Number of Shares (in crores) | 70.69 | 68.31 |
| | - Percentage of Shareholding (%) | 48.63 | 49.02 |

**Notes on Consolidated Accounts:**

1. The consolidated accounts have been prepared as per accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements notified in the Companies (Accounting Standards) Rules 2006.

2. The consolidated financial results should be read in conjunction with the notes to the financial results for the year ended 31st March, 2008.

AUDITED CONSOLIDATED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2008

Rs. Crores

| | | Year Ended 31st March (Audited) | | | |
|---|---|---|---|---|---|
| | | 2008 | | 2007 | |
| 1. | **Segment Revenue** | | | | |
| | - Petrochemicals | 54,447 | | 52,320 | |
| | - Refining | 101,482 | | 85,977 | |
| | - Oil and Gas | 2,702 | | 2,288 | |
| | - Others | 2,327 | | 181 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | **160,958** | | **140,766** | |
| | Less: Inter Segment Transfers | 17,953 | | 20,335 | |
| | **Turnover** | **143,005** | | **120,431** | |
| | Less: Excise Duty Recovered on Sales | 5,858 | | 6,661 | |
| | **Net Turnover** | | **137,147** | | **113,770** |
| 2. | **Segment Results** | | | | |
| | - Petrochemicals | 7,163 | | 6,600 | |
| | - Refining | 10,373 | | 7,723 | |
| | - Oil and Gas | 1,520 | | 1,281 | |
| | - Others | 125 | | 19 | |
| | **Total Segment Profit before Interest and Tax** | | **19,181** | | **15,623** |
| | (i) Interest Expense | | (1,086) | | (1,232) |
| | (ii) Interest Income | | 446 | | 283 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (263) | | (27) |
| | (iv) Exceptional Item | | 4,733 | | |
| | **Profit before Tax** | | **23,011** | | **14,647** |
| | (i) Provision for Current Tax | | (2,622) | | (1,667) |
| | (ii) Provision for Deferred Tax | | (866) | | (905) |
| | **Profit after Tax** | | **19,523** | | **12,075** |
| | **Profit after Tax** *[excluding effect of exceptional item]* | | **15,326** | | **12,075** |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | |
| | - Petrochemicals | | 31,924 | | 32,649 |
| | - Refining | | 62,309 | | 50,656 |
| | - Oil and Gas | | 26,281 | | 10,674 |
| | - Others | | 9,285 | | 6,822 |
| | - Unallocated Corporate | | 18,291 | | 11,477 |
| | **Total Capital Employed** | | **148,090** | | **112,278** |

**Notes to Consolidated Segment Information for the Quarter / Year Ended 31st March 2008**

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Textile
      - Retail business
      - SEZ development

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

**For Reliance Industries Limited**

**Mukesh D Ambani**
**Chairman & Managing Director**

**April 21, 2008**

# Reliance
Industries Limited

April 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: RELIANCE EQ
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub : Annual Audited Financial Results for the year ended March 31, 2008**

In continuation of our letter dated April 21, 2008, on the above subject, we send herewith a copy of the Media Release issued by the Company in this regard.

The Audited Financial Results for the quarter/ year ended March 31, 2008 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, 'www.ril.com'

The above information may kindly be notified to your members.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

Copy to : Luxembourg Stock Exchange

# Media Release

Reliance
Industries Limited

Mumbai, 21st April 2008

## RECORD TURNOVER, EBITDA AND NET PROFIT FOR THE YEAR

## HIGHEST DIVIDEND PAYOUT

## REFINERY AND OIL & GAS DEVELOPMENT PROJECTS IN ADVANCED STAGES OF IMPLEMENTATION

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In US$ Million) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 9,645 | 9,103 | 6,735 | 43% | Turnover | 34,713 | 27,227 | 27% |
| 1,572 | 1,541 | 1,218 | 29% | PBDIT | 6,032 | 4,722 | 28% |
| 975 | 2,050 | 726 | 34% | Net Profit | 4,850 | 2,747 | 77% |
| 975 | 985 | 726 | 34% | Net Profit [excl. exceptional item] | 3,804 | 2,747 | 38% |
| 0.7 | 0.7 | 0.5 | | EPS (US$.) [excl. exceptional item] | 2.6 | 1.9 | |

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In Rs. Crore) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 38,697 | 35,880 | 29,276 | 32% | Turnover | 139,269 | 118,354 | 18% |
| 6,308 | 6,074 | 5,293 | 19% | PBDIT | 24,201 | 20,525 | 18% |
| 3,912 | 8,079 | 3,156 | 24% | Net Profit | 19,458 | 11,943 | 63% |
| 3,912 | 3,882 | 3,156 | 24% | Net Profit [excl. exceptional item] | 15,261 | 11,943 | 28% |
| 26.9 | 26.7 | 21.7 | | EPS (Rs.) [excl. exceptional item] | 105.0 | 82.2 | |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

***Reliance Industries Limited (RIL) today reported its financial performance for the year ended 31st March, 2008. Highlights of the audited financial results as compared to the previous period are:***

- Turnover increased by 18% to Rs. 139,269 crore (US$ 34.7 billion)
- EBITDA increased by 18% to Rs. 24,201 crore (US$ 6 billion)
- Cash Profit increased by 43% to Rs. 25,205 crore (US$ 6.3 billion)
- Net Profit (including exceptional income) increased by 63% to Rs. 19,458 crore (US$ 4.9 billion)
- Exceptional income of Rs. 4,733 crore (US$ 1.2 billion)
- Net Profit (excluding exceptional income) increased by 28% to Rs. 15,261 crore (US$ 3.8 billion)
- Dividend of 130%; payout of Rs. 1,860 crore (US$ 464 million)
- Gross Refining Margin at US$ 15.0 / bbl for the fiscal year 2007-08

**Other Highlights**

- This was yet another successful year for RIL's Oil and Gas Exploration & Production business. Reliance made nine new discoveries in its offshore E&P blocks.
- Reliance expanded its International footprint in Exploration and Production:
    - Executed two Production Sharing Contracts (PSC) in Kurdistan
    - Signed Production Sharing Agreement (PSA) for an offshore block in Oman
    - Signed two Production Sharing Agreements in Yemen
    - Signed Contracts for two offshore blocks in Columbia
- RIL's Jamnagar unit was converted into an Export Oriented Unit (EOU) with effect from 16th April 2007.

- Reliance Petroleum Limited ("RPL") achieved 90% overall progress in implementation of its complex refinery, coming up in a Special Economic Zone at Jamnagar. RPL has mobilised sufficient site infrastructure to sustain construction on a fast track in the coming quarters.
- Reliance has acquired a majority stake and management control of Gulf Africa Petroleum Corporation (GAPCO), a petroleum downstream company in East Africa.
- RIL and GAIL signed a MoU to explore opportunities to set up petrochemical plants outside of India. Earlier, RIL and GAIL had signed a MoU for co-operation in identified areas in natural gas sector including gas pipelines and city gas distribution.
- Reliance has signed an agreement to acquire the assets of Hualon, a leading polyester producer in Malaysia and commenced operations pending the transfer of assets.
- "Project Drishti" - a unique RIL and NAB initiative crosses 5,000 nationwide corneal graft surgeries for the underprivileged.
- Reliance was awarded the "Outstanding Exporter of the year" award in the Petroleum refinery and petrochemicals and the "Overall Outstanding Exporter of the year" award instituted by CNBC TV18.
- Reliance was awarded the "Business Today's Best Managed Companies Award" in the Energy, Chemical and Utilities Sector.
- Reliance's Hazira unit adjudged winner of "Golden Peacock Global Award 2008" for Corporate Social Responsibility.
- Reliance's Hazira unit was awarded the "Deming Quality Control Award" for Operations Business Unit (2007) making it the **World's First petrochemical company** to win this award.
- Reliance's Jamnagar unit was adjudged the winner of the "Golden Peacock National Training Award 2007".
- Reliance's Hazira unit was adjudged winner of the "Golden Peacock Innovation Award 2007".
- The textile brand VIMAL re-launched with new look and offerings

- International investment rating agencies Moodys and S&P reaffirmed investment grade rating for international debt of RIL
- Reliance Retail operates 590 stores in 57 cities

***Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:***

*"This was a landmark year for Reliance as we delivered record financial and operating performance in challenging and volatile market conditions. Our key investments in oil and gas development and refining are expected to commission this year. I expect them to be key drivers to deliver earnings growth in the near future."*

**MANAGEMENT DISCUSSION & ANALYSIS**

*(For the year ended 31st March, 2008)*

**STRATEGIC DEVELOPMENTS**

**OIL AND GAS – E&P**

This was yet another year of progress for RIL's Oil and Gas Exploration & Production business which resulted in several key achievements.

1. RIL made nine new discoveries during the year:
    - Well R1 in block KG-D6
    - Well B1 in block GS-01
    - Well A1 in block CY-III-D5
    - Well MD1 in block KG-D4
    - Wells P1 and J1 in block KG-III-5
    - Wells A1 and B1 in block KG-V-D3
    - Well J1 in block NEC-25 block

2. Development plan for MA oil fields (KG-D6) approved by Management committee.

3. Development plan for Sohagpur CBM Blocks (East and West) was approved by the DGH.

**REFINING AND MARKETING – R&M**

Reliance has taken over the operations of Gulf Africa Petroleum Corporation (GAPCO) and has started shipping products to the East African market. GAPCO owns and operates large storage terminalling facilities and a retail distribution network including 250 retail outlets in several countries including Tanzania, Uganda and Kenya. It owns and operates large coastal storage terminals in Dar es Salaam (Tanzania), Mombassa (Kenya), and Kampala (Uganda). It has other well spread depots in East and Central Africa.

**PETROCHEMICALS**

Reliance signed an agreement with the Receivers and Managers of Hualon Corporation in Malaysia, to acquire the assets of Hualon. Operations have commenced pending the transfer of these assets.

RIL signed a MoU with GAIL to explore opportunities to set up petrochemical plants outside of India in feedstock rich countries. Earlier, RIL and GAIL had signed a MoU for cooperation in identified areas in natural gas sector including gas pipelines, city gas distribution, coal bed methane, exploration and production and operation & maintenance services.

During the year ended 31st March 2008, the refinery processed 31.8 million tonnes of crude oil and achieved an operating rate of 96.4%.

Production of petrochemicals production grew by 5% to 19.6 million tonnes as against 18.7 million tonnes for the previous year.

The PMT blocks recorded a 17% increase in oil production to 642,500 tonnes and a 43% increase in gas production to 1,620 MMSCM.

Turnover achieved for the year ended 31st March 2008 was Rs. 139,269 crore (US$ 34.7 billion), reflecting a growth of 18% over the previous year. Increase in revenue was due to 12% increase in prices and a 6% growth in volumes. During the year, exports were higher by 25% at Rs. 83,492 crore (US$ 21 billion).

Consumption of raw materials increased by 17% from Rs 76,872 crore to Rs 90,304 crore (US$ 22.5 billion) mainly on account of higher crude and naphtha prices. Traded goods purchased increased from Rs. 1,821 crore to Rs. 6,008 crore (US$ 1.5 billion) primarily comprising of petroleum products for retail sales.

Employee cost was Rs 2,119 crore (US$ 528 million) for the year as against Rs. 2,094 crore. The previous years figure includes Rs. 376 crore towards expenditure incurred on Voluntary Retirement Scheme / Special Separation Scheme announced for the employees of erstwhile IPCL Vadodara unit.

Other expenditure decreased by 15% from Rs 11,515 crore to Rs 9,839 crore (US$ 2.5 billion), mainly due to lower incidence of sales tax on account of higher export of refinery products and exchange differences. Other expenditure includes conversion costs, selling expenses, sales tax, repairs & maintenance and establishment expenses.

Operating Profit before other income increased by 16% from Rs. 20,046 crore to Rs. 23,306 crore (US$ 5.8 billion). Net operating margin for the period was 17.5% as compared to 17.9% in the previous year.

Other income was higher at Rs. 895 crore (US$ 223 million) against Rs. 478 crore primarily on account of increase in interest income.

Interest costs were lower by 9% at Rs. 1,077 crore (US$ 269 million) primarily on account of appreciation of the rupee vis-à-vis the US dollar. During the year, the rupee appreciated by 7.7% against the US dollar. Moreover, 85% of RIL's debt is foreign currency denominated. During the year, Rs. 885 crore of interest was capitalized, as against Rs 535 crore in the previous year. Gross interest cover was 12.3 compared to 11.9 for the previous year.

Depreciation was marginally higher at Rs. 4,847 crore (US$ 1.2 billion) against Rs. 4,815 crore in the previous year.

Exceptional item of Rs 4,733 crore (US$ 1.2 billion) represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares. The transactions were conducted through stock exchanges and have helped to further broad base the shareholding pattern of RPL. The sale of shares monetises only a fraction of RIL's holding in RPL at the same time increasing free float in the market. This has unlocked value for RIL shareholders. RIL now holds 70.38% of RPL's equity.

Profit after tax, including exceptional item, was Rs. 19,458 crore (US$ 4.9 billion) as against Rs. 11,943 crore for the previous year. Profit after tax, excluding exceptional item was Rs. 15,261 crore (US$ 3.8 billion), representing an increase of 28%.

Basic earning per share (EPS), including exceptional item, for the year was Rs. 133.9 (US$ 3.3). Basic earning per share (EPS), excluding exceptional item, for the year was Rs. 105.0 (US$ 2.6) against Rs. 82.2 for the previous year.

**LEVERAGE**

| (In Million US$) | 31-Mar-08 | 31-Dec-07 | 31-Mar-07 |
|---|---|---|---|
| Gross Debt | 9,093 | 8,005 | 6,401 |
| Cash & cash equivalent | 1,886 | 1,709 | 923 |
| Net Debt | 7,207 | 6,296 | 5,478 |
| Shareholders' Equity | 20,301 | 20,258 | 14,715 |
| Net Debt Ratio | 0.35 | 0.31 | 0.37 |

| (In Rs. Crore) | 31-Mar-08 | 31-Dec-07 | 31-Mar-07 |
|---|---|---|---|
| Gross Debt | 36,480 | 31,553 | 27,826 |
| Cash & cash equivalent | 7,566 | 6,735 | 4,012 |
| Net Debt | 28,914 | 24,818 | 23,814 |
| Shareholders' Equity | 81,449 | 79,845 | 63,967 |
| Net Debt Ratio | 0.35 | 0.31 | 0.37 |

The outstanding debt as on 31st March 2008 was Rs 36,480 crore (US$ 9.1 billion) compared to Rs 27,826 crore as on 31st March 2007. Net gearing as on 31st March 2008 was 22.3% as compared to 25.2% on 31st March 2007.

RIL has domestic credit ratings of AAA from CRISIL and FITCH. Moody's and S&P have reaffirmed investment grade ratings for international debt of RIL, as Baa2 and BBB respectively.

**CAPITAL EXPENDITURE**

During the year, RIL incurred capital expenditure of Rs. 19,503 crore (US$ 4.9 billion). The capital expenditure was largely for the Oil and Gas business.

| 4Q FY08 | 3Q FY08 | 4Q FY07 | (In US$ Million) | FY08 | FY07 |
|---|---|---|---|---|---|
| 855 | 1,236 | 758 | E & P | 3,351 | 1,317 |
| 232 | 135 | 76 | Refining & Marketing | 663 | 329 |
| 18 | 57 | 22 | Petrochemicals | 126 | 106 |
| 294 | 136 | 15 | Common | 721 | 314 |
| **1,399** | **1,565** | **871** | **TOTAL** | **4,861** | **2,066** |

| 4Q FY08 | 3Q FY08 | 4Q FY07 | (In Rs. Crore) | FY08 | FY07 |
|---|---|---|---|---|---|
| 3,430 | 4,872 | 3,295 | E & P | 13,443 | 5,725 |
| 932 | 534 | 329 | Refining & Marketing | 2,661 | 1,430 |
| 71 | 226 | 96 | Petrochemicals | 506 | 462 |
| 1,179 | 537 | 65 | Common | 2,893 | 1,363 |
| **5,612** | **6,169** | **3,785** | **TOTAL** | **19,503** | **8,980** |

**RELIANCE PETROLEUM LIMITED (RPL)**

Reliance Petroleum Limited ("RPL") has achieved 90% overall progress in implementation of its complex refinery, in Special Economic Zone at Jamnagar. RPL has mobilised sufficient site infrastructure to sustain construction on fast track in the coming quarters.

RPL has surpassed several significant milestones including completion of engineering, procurement and contracting activities, near completion of equipment deliveries and rapid progress on equipment installations at site. The significant milestones achieved include the following:

• Overall procurement progress at 99%; Activity in the close-out mode already.

• Deliveries and installation of over dimensional cargos (ODC) and super ODCs completed.

• Overall construction progress nearing 80% mark for the complex.

• Start-up planning and operations preparedness activities gained significant momentum.

RPL has achieved rapid progress on the procurement front as well. Procurement and contracting activities for all required equipment and bulk materials have been completed. Deliveries of key equipments and their installations gained significant momentum. RPL has received 5,350 equipments, including several over dimensional cargos (ODCs) and super heavy equipments from vendors across the world. With this, 93% of equipment is already at site. Deliveries of bulk materials, including pipes, fittings as well as electrical and instrumentation bulks matched the pace of equipment deliveries and their installation at site. With near completion of deliveries of equipments and bulk materials, focus has shifted towards achieving a close-out and vendor follow-up for residual deliveries.

The civil construction is nearly complete with approximately 2.0 million cubic meters of concreting work done at site. Over 4,000 equipment, including several super heavy equipment, have already been installed and are at various stages of completion and testing at site. Over 95% of structural steel fabrication work, 74% of structural erection and 94% of underground piping works are complete now. Substantial progress is achieved in the areas of above-ground pipe fabrication and erection as well. The construction activities are at peak and RPL is fully geared to sustain construction on fast track even in the coming quarters. Simultaneously, RPL has made considerable progress on the start-up planning and operations preparedness activities to support commissioning of the refinery.

*Please visit www.reliancepetroleum.com for a photo preview of project progress at the site.*

**RELIANCE RETAIL LIMITED (RRL)**

Reliance Retail today operates over 590 stores in 57 cities, spanning 13 states, with over 3.5 million square feet of trading space.

It currently operates through 12 distinct store formats, viz. Reliance Fresh – a neighbourhood store concept, Delight - a non-vegetarian concept, Reliance Digital – a Consumer Durables and Information Technology concept, Reliance Mart - a Hyper Market concept, Reliance Trends - an apparel specialty concept, Reliance Wellness – a health, wellness & beauty concept , Reliance iStore- an Apple specialty store concept, Reliance Footprint -a footwear concept, Reliance Jewels – a jewellery concept, Reliance Time-Out- a books, music & entertainment concept, Reliance Super- a Minimart concept and Reliance AutoZone – an automotive specialty concept.

As on date, its membership program, Reliance One, has over 3 million loyal customers.

Reliance Retail has entered into two joint ventures, with Pearle Europe - a leading European optical retailer and with Marks and Spencer, UK.

## OIL AND GAS (EXPLORATION & PRODUCTION)

### *GLOBAL SCENARIO*

The E&P industry registered another year of robust performance marked by high hydrocarbon prices and strong demand from end-users. During the fiscal year, Brent prices were US$ 82.8 / bbl as against US$ 64.2 / bbl in the previous year. Average Henry Hub gas prices were also higher at US$ 7.4 / MMBTU as against US$ 6.8 / MMBTU for the previous year.

The peak prices of WTI, Brent and Dubai for the year were US$ 110.4, US$ 109.1 and US$ 101.1 / bbl respectively.

With natural gas prices in Asia and Europe predominantly indexed to oil prices, average Henry Hub gas prices (futures) were higher at US$ 10.2 / MMBTU and are expected to remain above historic levels.

Globally, the capital expenditure in the E&P industry is estimated to be upwards of US$ 300 billion per annum. Operators are increasingly looking at opportunities in the deep waters of the Gulf of Mexico, West Africa, Latin America and in the Asia Pacific Region.

Shortage of rigs is hampering exploration efforts worldwide. The high day rates of operating the rigs are driven by demand - supply fundamentals and rise in the cost of manpower, services and raw materials. Demand for sixth generation drill-ships capable of drilling in harsher environments far exceeds the availability. Consequently, contracting rigs is a serious challenge for operators and due to this shortage, rig utilization rates are expected to remain high. In addition availability of skilled man-power, services and equipment is also limited.

***RIL's E&P Portfolio***

Reliance is the largest exploration acreage holder in the private sector in India. Its E&P assets comprise the following:

- 30% interest in producing Panna-Mukta and Tapti fields
- 33 exploration blocks awarded under the NELP bids
- 5 coal bed methane (CBM) blocks
- Exploration blocks in Yemen, Oman, East Timor, Australia, Columbia and Northern Iraq (Kurdistan region). These blocks are held through RIL's wholly owned subsidiary Reliance Exploration and Production (REP) DMCC, incorporated in Dubai.

***Exploration highlights for the Year***

It was another very successful year of exploration for RIL. RIL has surpassed its previous record and struck 9 offshore discoveries (including one in April 2008) of which seven were gas discoveries, one was an oil discovery and another one contained both oil and gas spanning across four offshore basins viz. Mahanadi, Krishna, Cauvery and Gujarat-Saurashtra. With these, the inventory of discovered blocks stands at 37 reflecting a success ratio of 63%. Details of these discoveries are as follows:

- An additional gas discovery in KG-D6 block - well R1. With this, RIL has made 18 discoveries in KGD6 block out of 21 exploration wells drilled. R1 was drilled to a water depth of 2010 meters and a total depth of 4,860 meters, which is the deepest location, drilled in this block.

- A significant gas discovery in the west coast in block GS-01. The well, GS01-B1 was drilled to a water depth of 78 meters and a total depth of 2,282 meters.

- A discovery in its very first well CY-III-D5 A1 in the Cauvery deep-water basin in the east coast of India. This is the first time a Oil & Gas discovery has been made in the Cauvery deep-water basin.

- An oil discovery in well MD1 in the KG-D4 block. MD1 was drilled to a water depth of 565 meters and a total depth of 3,595 meters.

- Two gas discoveries in the KG-III5 block. Well P1 was drilled to a water depth of 151 meters and a total depth of 3,500 meters. RIL made another gas discovery in well J1. Well J1 was drilled to a water depth of 151 meters and a total depth of 2,820 meters.

- Two gas discoveries in the KG-V-D3 block. Well A1 was drilled to a water depth of 716 meters and a total depth of 1,937 meters. RIL made its second gas discovery (April 2008) in well B1. Well B1 was drilled to a water depth of 711 meters and a total depth of 2,730 meters.

- A gas discovery in well J1 in the NEC OSN 97/2 shallow water block. J1 was drilled to a water depth of 478 meters and a total depth of 2,926 meters.

RIL has an aggressive exploratory program in the coming year and drilling is proposed in 8 out of the 26 blocks (excluding new blocks from NELP-VI). RIL also plans extensive seismic studies covering all major basins including 7 blocks awarded in NELP-VI.

RIL has currently four rigs under operation. With a view to accelerate the exploration program, RIL has plans to mobilize additional seven rigs of which three are expected to be operational in FY 2008-09.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

***PANNA-MUKTA & TAPTI PERFORMANCE***

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In US$ Million) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 206 | 192 | 126 | 63% | Segment Revenue | 673 | 470 | 43% |
| 111 | 98 | 70 | 59% | Segment EBIT | 375 | 295 | 27% |
| 54.0% | 51.1% | 55.3% | | EBIT Margin (%) | 55.6% | 62.7% | |

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In Rs. Crore) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 828 | 758 | 548 | 51% | Segment Revenue | 2,702 | 2,043 | 32% |
| 447 | 387 | 303 | 48% | Segment EBIT | 1,503 | 1,281 | 17% |
| 54.0% | 51.1% | 55.3% | | EBIT Margin (%) | 55.6% | 62.7% | |

During the year, Panna-Mukta fields produced 1,910 thousand tonnes of crude oil and 2,030 MMSCM of natural gas, an increase of 9% and 22% respectively as compared to the previous year. Tapti block also produced higher gas volumes of 3,365 MMSCM and 232 thousand tonnes of condensate, registering a growth of 51% and 82% respectively over the previous year.

This new revised plan of development (NRPOD) for the Tapti block was commissioned and the project delivered its first gas in September 2007. The current production is about 6 MMSCMD of gas and 4,500 BOPD of condensate. The combined oil output of Panna Mukta & Tapti exceeded 50,000 BOPD for the first time in December 2007.

The Development plan of South West Panna (SWP) & Panna K (PK) Field were approved by Management Committee (MC) and the EPIC award is in progress. The first gas from SWP and PK is expected by during 2009.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

*FAST TRACK DEVELOPMENT EFFORTS IN THE DISCOVERED BLOCKS*

The development of discoveries Dhirubhai 1 and Dhirubhai 3 in the KG-D6 block are on schedule for production of gas during second half of FY 2008-09. Milestones achieved are:

Drilling and Well Completions

17 wells were drilled during the year. Hardware required for the purpose of wells completion has been delivered and wells completion are under progress.

Off Shore Installation

All off shore equipment has been delivered. All the installation barges / support vessels have been mobilized and are operating. Installation of the jacket, deck and LQ for the Control-cum-riser platform (CRP) has been completed. Hookup & pre-commissioning activities have commenced. Installation of the sub-sea is progressing in full swing and vessels have been mobilized for off-shore installation purposes.

On Shore Terminal

All major equipment and packages have been delivered at the site. Civil works are almost fully completed with around 78% of structural work also completed. Installation of all major equipment and packages has also been completed. Consequently, the infrastructure facilities at the OT are in operation. Work on the on-shore site is progressing on full swing. Construction of buildings in the infrastructure area is in advanced stage of completion.

Off Shore: Sub-sea

All sub-sea hardware has been received. All installation barges and support vessels have been mobilized and are operational. Installation work is in advanced stages of completion.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

FPSO

Installation of major modules on FPSO is progressing as per schedule. Mechanical completion of the subsystem is in progress and pre-commissioning activities have been initiated.

Development Plans

During the year, RIL submitted the development plan for Dhirubhai 26 cretaceous oil discovery (MA) in KG-D6 and has since been approved. The development plan for the block NEC 25 has been submitted to the DGH for its approval.

***Coal Bed Methane (CBM)***

The commercial production from CBM is expected by 2010. Development plans for the Sohagpur East and West blocks were approved by the DGH during the year.

***International Operations***

The International business comprises of 11 blocks with acreage of about 80,000 square kilometers – 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia.

The average production at the Yemen Block 9 was 4,500 BOPD. There was a discovery of oil in the exploratory well Malik-1. The size of the discovery is yet to be ascertained.

Processing and interpretation of recently acquired 2D and 3D has been completed in the Oman Block 18. Processing and interpretation of dàta is in progress. An inventory of drillable locations is being finalized. Preparatory activities like setting up a shore base etc are currently underway with an objective to drill an exploratory well subject to the availability of a suitable exploratory rig.

Reliance has further expanded its International footprint in Exploration business by:

- Executed two Production Sharing Contracts (PSC), with the Kurdistan Regional Government (KRG). These PSC's cover petroleum exploration activities in the Rovi and Sarta blocks in the Kurdistan region of Iraq.
- Signed Production Sharing Agreement (PSA) for an offshore block no. 41 in Oman deep water. The block measures over 20,000 square kilometers. The new block is adjacent to RIL's earlier block which was acquired in 2005.
- Signed Production Sharing Agreements for two on-land blocks in Yemen. The exploration blocks 34 and 37 are located in Jeza basin of eastern Yemen. Reliance holds 70% participating interest in both these blocks.
- Signed Hydrocarbon Production and Exploitation Contracts for two offshore blocks, Borojo North and Borojo South, in Columbia. The contracts envisage exploration of two blocks located in the Pacific Ocean, west of Columbia in water depths reaching up to 1,500 meters. The size of each block is approximately 4,000 square kilometers.
- Acquired an exploration permit for an offshore block WA 405 P in Australia.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## REFINING & MARKETING (R&M)

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In US$ Million) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 7,150 | 6,636 | 4,837 | 48% | Segment Revenue | 25,110 | 19,768 | 27% |
| 708 | 663 | 523 | 35% | Segment EBIT | 2,575 | 1,777 | 45% |
| 9.9% | 10.0% | 10.8% | | EBIT Margin (%) | 10.3% | 9.0% | |

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY07 | (In Rs. Crore) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 28,686 | 26,154 | 21,025 | 36% | Segment Revenue | 100,743 | 85,932 | 17% |
| 2,839 | 2,614 | 2,275 | 25% | Segment EBIT | 10,332 | 7,724 | 34% |
| 9.9% | 10.0% | 10.8% | | EBIT Margin (%) | 10.3% | 9.0% | |

During the year, EBIT for the refining business was at Rs 10,332 crore, an increase of 34% over the previous year. EBIT margin for the refining business increased to 10.3% as compared to 9.0% in the previous year. GRM for the year was US$ 15.0 / bbl as compared to US$ 11.7 / bbl in previous year. GRM for the fourth quarter was at US$ 15.5 / bbl as compared to US$ 15.4 / bbl in the trailing quarter.

During the year, the Jamnagar refinery processed 31.8 million tones of crude with an average utilization rate of 96.4%. This was significantly higher than the average utilization rate for refineries globally.

During the year, export of refined products was US$ 16.1 billion accounting for 67% of production volumes. In volume terms, exports of refined products were at 22.1 million tonnes during the year as compared to 17.7 million tonnes for the previous year. Asia accounted for 55% of overall exports for the year, Europe accounted for 20% followed by Africa which

accounted for 18% of the overall petroleum products exports. For the first time, RIL's refinery at Jamnagar exported high quality 50 ppm Ultra Low Sulphur Diesel to European markets.

During the year, Reliance acquired a majority stake and management control of Gulf African Petroleum Corporation (GAPCO), a petroleum downstream company in East Africa.

After acquisition of GAPCO in August 2007 supply infrastructure and retail network have been strengthened to achieve distribution efficiency, superior productivity and higher throughputs. Sales and cash profits have grown significantly under RIL's management.

The East African countries have seen rapid economic growth and demand for petroleum products. Import of petroleum products in these countries is also expected to rise in the near future and RIL is now strategically positioned to evolve these opportunities.

**DOMESTIC SCENARIO**

During the year, domestic demand for petroleum products increased by 6.3% compared to the previous year. This is against a 4.6% increase during the previous year.

Demand for HSD, which accounts for a third of the consumption of petroleum products, grew by 11.1% while demand for MS was higher by 11.2%. Demand of ATF grew by 14.1% and LPG grew by 7.5%. Sale of Naphtha dropped by 14.8% and Kerosene also declined marginally during the year.

Domestic marketing margins on MS and HSD continue to be under pressure due to lack of a level playing field for the private sector marketing companies. The period witnessed high crude oil prices without any corresponding improvement in the domestic selling prices. RIL is currently maintaining a price differential of Rs. 5.0 to Rs. 19.5 per litre over PSUs' retail selling price on HSD and Rs. 4.5 to Rs.14.0 per litre for MS across India.

RIL added 47 retail outlets during the year taking a total number of retail outlets to 1,432. To capture the growth opportunity in the ATF business, RIL has presence at 14 airports in India and is now refueling major airlines.

**REFINING MARGIN**

| (US$ / bbl) | 4Q FY08 | 3Q FY08 | 4Q FY07 | FY08 | FY07 |
|---|---|---|---|---|---|
| **Reliance** | 15.5 | 15.4 | 13.0 | 15.0 | 11.7 |
| **Regional Benchmarks** | | | | | |
| Singapore (Dubai) | 7.0 | 7.7 | 6.8 | 7.6 | 6.1 |
| US Gulf Coast (Brent) | 3.6 | 3.9 | 7.5 | 6.9 | 7.8 |
| US Gulf Coast (WTI) | 4.6 | 3.4 | 8.4 | 8.9 | 8.3 |
| Rotterdam (Brent) | 4.1 | 5.3 | 4.1 | 4.9 | 4.6 |
| Mediterranean (Urals) | 3.7 | 4.6 | 5.7 | 4.8 | 5.8 |

*(Source: Reuters)*

Refining margins witnessed significant volatility during the year. Margins peaked in the second quarter of the year due to high light product cracks and tightened product markets but dropped in the third quarter mainly due to increased crude prices and reduced cracks. In the fourth quarter, US Gulf Coast margins continued to remain weak due to low gasoline cracks whereas Singapore complex margins decreased on lower naphtha cracks.

Margins for complex refineries continue to remain strong, supported by tightened product markets, strong margins for light products and unplanned outages by large refiners.

Crack spreads remained healthy with crack spread for gasoline in Singapore averaging at US$ 13.5 / bbl in 2007 as against US$10.9 / bbl in 2006, while that of gas oil were at US$ 16.7 and US$ 15.3 / bbl respectively. Jet Kero cracks remained the highest with US$18.5 / bbl crack spread. Fuel oil crack margins averaged at US$ (-) 10.3 / bbl in the year 2007 against

US$ (-) 12.7 / bbl in 2006. Asian refining margins are currently near all time highs led by unprecedented middle distillate spreads.

RIL's GRM increased marginally on a Q-o-Q basis from US$ 15.4 / bbl to US$ 15.5 / bbl in the quarter ended March 2008. The GRM for the year was at US$ 15.0 / bbl as against US$ 11.7 / bbl in the previous year. Buoyed by lower OECD product stocks and sustained structural tightness in global distillate markets, surging product cracks and sustained light – heavy differential were the major market drivers leading to higher refining margins.

RIL's refinery margins are significantly influenced by efficiency in several major parameters, such as -

- Efficiency in sourcing of crude oil
- Ability to produce globally accepted transportation fuels
- Flexibility of crude oil receipt, product slate and product evacuation infrastructure

The complex configuration of RIL's refinery gives it the ability to process heavy and sour crude oil. Furthermore, several new crude discoveries are in the "challenged" category and require unique technical capabilities for processing. These factors continue to support high levels of light-heavy differential and provide a unique advantage to RIL's refinery.

The superior configuration at the Jamnagar refinery allowed RIL the flexibility to focus on the production of middle distillate products (Gasoil and Jet / Kerosene) where margins remained firm with strong global demand. With these fuels making up ~50% of overall slate, RIL refinery is strongly leveraged to the current uptrend. The middle distillate crack spreads have increased. Also refining margins have increased due to higher realization from coke and sulphur. During the year, fuel oil saw continuing discounts to crude during the year.

While worldwide refinery outages have led to spikes in margins, RIL has maintained its high operating rate to take advantage of these opportunities. Efficiencies in energy consumption,

ability to swing production and quality, adaptability to accept different crude blends, flexible operating parameters, blending management and several other factors all add up to RIL's superior GRM.

## Global Refinery Utilization and Price Environment

During 2007, global refining capacity grew only marginally, from 85.1 million BPD to 85.3 million BPD. According to Oil & Gas Journal's Worldwide Refinery Report, the rise in capacity was only through creep capacity addition by a few players. No refineries closed down in 2007, mainly due to high refining margins that made even the smallest plants profitable. This meager capacity rise resulted in additional pressure on the global refining system that was already stretched to operating rates of about 85.3%, which are amongst the highest levels witnessed in the last two decades. The average capacity utilization rates in 2007-08 for refineries in North America, Europe and Asia were at 86.2%, 83.9% and 85.7% respectively.

## Crude Oil Prices

| 4Q FY08 | 3Q FY08 | 4Q FY07 | Oil (Benchmark Industry Prices) – US$ / bbl | FY08 | FY07 |
|---|---|---|---|---|---|
| 96.7 | 88.4 | 57.8 | Brent | 82.8 | 64.2 |
| 94.8 | 88.9 | 58.2 | WTI | 81.7 | 64.8 |
| 88.4 | 83.0 | 55.5 | Dubai | 76.5 | 60.9 |

The average prices of WTI, Brent and Dubai for the period were US$ 81.7 / bbl, US$ 82.8 / bbl and US$ 76.5 / bbl respectively while peak prices were US$ 110.4 / bbl, US$ 109.1 / bbl and US$ 101.1 / bbl respectively.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**PRODUCT PRICE – AVERAGE MARKET REFERENCE PRICES**

| 4Q FY08 | 3Q FY08 | 4Q FY07 | Products – Period Average - US$ / bbl | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|
| 105.1 | 95.8 | 68.3 | Gasoline | 92.1 | 73.4 | 25.5% |
| 114.4 | 102.6 | 70.1 | HSD | 96.2 | 76.9 | 25.1% |
| 114.2 | 105.9 | 72.2 | ATF | 97.4 | 79.6 | 22.4% |
| 833.0 | 758.3 | 526.7 | LPG (US$ / MT) | 686.7 | 499.4 | 37.5% |

*(Source: Platts)*
*– Gasoline (95 Unleaded), HSD (Gasoil 0.5%S), ATF (Jet) prices are mean of Platts prices FOB Singapore. LPG prices (US$/MT) are Saudi CP FOB Ras Tanura for 40% Propane and 60% Butane.*

International Energy Agency (IEA) forecasts the global demand for oil was at 87.6 million barrels per day, growth of 1.9% over 2007, after re-appraisal of ethane prospects in Middle East. Project delays and construction bottlenecks are pushing major capacity additions beyond 2011 which augurs well for existing refiners like RIL and new ones like RPL.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## PETROCHEMICALS

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY 07 | (In US$ Million) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 3,519 | 3,224 | 2,892 | 22% | Segment Revenue | 13,210 | 11,588 | 14% |
| 365 | 451 | 318 | 15% | Segment EBIT | 1,773 | 1,513 | 17% |
| 10.4% | 14.0% | 11.0% | | EBIT Margin (%) | 13.4% | 13.1% | |

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4QFY 07 | (In Rs. Crore) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 14,119 | 12,706 | 12,572 | 12% | Segment Revenue | 53,000 | 50,371 | 5% |
| 1,466 | 1,777 | 1,381 | 6% | Segment EBIT | 7,113 | 6,578 | 8% |
| 10.4% | 14.0% | 11.0% | | EBIT Margin (%) | 13.4% | 13.1% | |

The petrochemicals business benefited from strong demand from downstream user segment, higher production and firm prices across the value chain. It was the first full year of product placement, both in the domestic as well as export markets for the new Polyester, PTA and PP capacities commissioned during the previous financial year.

For the year, revenues for the petrochemical segment increased by 5% from Rs 50,371 crore to Rs 53,000 crore. Increased prices accounted for 2% of the sales growth while higher volumes accounted for 3% increase in sales. During the year, EBIT from the petrochemical segment increased by 8% from Rs. 6,578 crore to Rs 7,113 crore. For the year, EBIT margins increased marginally to 13.4% from 13.1% in the previous financial year.

During the last quarter, high feedstock prices continued to impact the petrochemicals business. Consequently, EBIT for the petrochemical business decreased on Q-o-Q basis to Rs 1,466 crore from Rs 1,777 crore and EBIT margin fell to 10.4% from 14.0% in the trailing quarter. The import duty on Polyester, PTA and MEG was reduced from 7.5% to 5% and on PX from 2% to zero.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

However, RIL with a preferred supplier status and long standing relationship with end user segment was able to minimize the impact of this duty reduction.

During the year, standalone Polyester producers witnessed improvement in margins. However, on a chain basis, polyester margins remained flat primarily due to lower paraxylene margins. There was a significant compression in the PX margins due to lower prices and higher feedstock (naphtha) cost. The average benchmark SEA prices for PX declined by US$ 67 / MT as compared to increase of US$ 174 / MT in naphtha prices during the year, putting significant pressure on PX margins.

During the year, polymer prices witnessed a strong uptrend with average SEA prices for PE, PP and PVC increasing by 10%, 9% and 16% respectively. All the polymer products witnessed strong domestic demand on the back of high economic growth. Higher naphtha cracks reduced margins in PE and PP benefited from record high margin over propylene. PVC margins were higher as compared to the previous year on account of lesser price increase in its raw material EDC. Stable gas prices benefited the gas based crackers as compared to naphtha crackers.

**PETROCHEMICALS PRODUCTION VOLUMES**

| 4Q FY08 | 3Q FY08 | 4Q FY07 | % Change wrt 4Q FY07 | (In '000 Tons) | FY08 | FY07 | % Change |
|---|---|---|---|---|---|---|---|
| 5,103 | 4,768 | 4,710 | 8% | Production | 19,647 | 18,669 | 5% |
| 860 | 852 | 801 | 7% | Polymers (PP, PE, PVC) | 3,374 | 3,214 | 5% |
| 404 | 392 | 368 | 10% | Polyester (PFY, PSF, PET) | 1,572 | 1,482 | 6% |
| 1,234 | 1,114 | 1,184 | 4% | Polyester Intermediates (PX, PTA, MEG) | 4,714 | 4,335 | 9% |

For the year, production of petrochemical products increased from 18.7 million tonnes to 19.6 million, an increase of 5%.

**POLYMERS**

The polymers business witnessed sustained growth with aggregate production volumes of PP, PE and PVC growing by 5% to 3,374 KT. The increase in production is attributed to the full impact of the new PP plant at Jamnagar and also to the scheduled maintenance shutdown of the cracker and downstream plants at Hazira during the previous year. RIL continues to be India's largest producer of polymers with a domestic market share of 55%.

RIL produced 1,891 KT of ethylene and 748 KT of propylene recording an increase of 7% over the previous year.

The domestic market of polymers witnessed exciting growth with demand growing at 15% compared to the previous year. The growth was seen across polymers – PP demand grew by 16%, PE demand grew by 17% while demand for PVC grew by 12%. The increased demand came largely from end-use segments like flexible packaging, infrastructure, cables, consumer durables and agriculture.

**POLYESTER AND FIBRE INTERMEDIATES**

Production volumes of the Polyester (PFY, PSF and PET) increased by 6% to 1,572 KT. Production from the new polyester facility has been placed successfully in the market. RIL has maintained its focus on specialty products which account for 54% and 38% of PSF and PFY production respectively. RIL's domestic market share is now in excess of 49%.

RIL's polyester intermediates (PX, PTA and MEG) production grew by 9% to 4,714 KT during the year. The production increase is attributed to the new 730 thousand tonnes PTA plant at Hazira which was commissioned in FY 2006-07, partially offset by planned shutdown of its

Paraxylene unit at Jamnagar in 3Q FY 2007-08. Reliance's domestic market share in polyester intermediates stood at 76%.

Polyester witnessed exciting demand growth in the domestic market at 17% over the previous year. There was a robust growth of 26% in PET. POY demand grew by 18% whereas PSF demand grew by 12%. The increased demand for polyester was driven by robust investments in textile sector and PET consumer industries during the previous year.

During the year, RIL signed an agreement to acquire assets of Hualon, Malaysia. Hualon (now renamed as Recron Malaysia) is a leading polyester producer in Malaysia with polyester (fibre, yarn and resin) manufacturing capacity of half a million tons per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia, namely Nilai and Malacca. Pending the transfer of assets, Reliance through its subsidiary, has commenced operations with the use of the assets during the quarter.

This acquisition, which is expected to be consummated shortly, will be the second international acquisition in the polyester sector after RIL successfully acquired Trevira. This acquisition will help RIL consolidate its position as the World's largest polyester manufacturer with an annual capacity of 2.5 million tonnes which represents an increase of 25% over its existing capacity.

With this acquisition, RIL's global market share in polyester fibre and yarn will exceed 7%. This acquisition will help RIL achieving its global vision through easy access to other world markets.

**CHEMICALS**

During the year, production of Linear Alkyl Benzene (LAB) increased by 6% to 173 KT. Reliance has a market share of 25% in the domestic LAB market. The Butadiene plant produced 175 KT, higher by 12% as compared to the previous year.

## AUDITED FINANCIAL RESULTS
### FOR THE QUARTER / YEAR ENDED 31st March 2008

**(Rs. in crores, except per share data)**

| Sr. No. | Particulars | Quarter Ended 31st March (Audited) | | Year Ended 31st March (Audited) | |
|---|---|---|---|---|---|
| | | **2008** | **2007** | **2008** | **2007** |
| 1. | Turnover | 38,697 | 29,276 | 139,269 | 118,354 |
| | Less: Excise Duty / Service Tax Recovered | 1,411 | 1,828 | 5,826 | 6,661 |
| 2. | **Net Turnover** | **37,286** | **27,448** | **133,443** | **111,693** |
| 3. | Other Income | 289 | 125 | 895 | 478 |
| 4. | **Total Income** | **37,575** | **27,573** | **134,338** | **112,171** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | 1,232 | (262) | 1,867 | (655) |
| | b) Consumption of raw materials | 25,664 | 18,206 | 90,304 | 76,872 |
| | c) Purchases | 1,202 | 1,183 | 6,008 | 1,821 |
| | d) Staff cost | 576 | 541 | 2,119 | 2,094 |
| | e) Depreciation | 1,380 | 1,227 | 4,847 | 4,815 |
| | f) Other expenditure | 2,591 | 2,613 | 9,839 | 11,515 |
| | **Total Expenditure** | **32,648** | **23,506** | **114,984** | **96,462** |
| 6. | Interest and Finance Charges | 272 | 288 | 1,077 | 1,189 |
| 7. | Exceptional item | (0) | | 4,733 | |
| 8. | **Profit before tax** | **4,655** | **3,779** | **23,010** | **14,520** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 544 | 422 | 2,652 | 1,657 |
| 10. | Provision for Deferred Tax | 199 | 201 | 900 | 920 |
| 11. | **Net Profit after tax** | **3,912** | **3,156** | **19,458** | **11,943** |
| 12. | **Net Profit after tax [excluding effect of exceptional item]** | **3,912** | **3,156** | **15,261** | **11,943** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 | 1,454 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 | | 60 |
| 15. | Reserves excluding revaluation reserves | | | 77,442 | 59,862 |
| 16. | Earnings per share (Face value of Rs. 10) | | | | |
| | Basic | 26.9 | 21.7 | 133.9 | 82.2 |
| | Diluted | 26.9 | 21.7 | 133.9 | 82.2 |
| 17. | Earnings per share (Face value of Rs. 10) [excluding exceptional item] | | | | |
| | Basic | 26.9 | 21.7 | 105.0 | 82.2 |
| | Diluted | 26.9 | 21.7 | 105.0 | 82.2 |
| 18. | Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)] | | | | |
| | - Number of Shares (in crores) | 70.69 | 68.31 | 70.69 | 68.31 |
| | - Percentage of Shareholding (%) | 48.63 | 49.02 | 48.63 | 49.02 |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

*Corporate Communications*
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**Notes:**

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Consequently, 6,01,40,560 equity shares of Rs 10/- each were allotted to shareholders of erstwhile IPCL on 13th October 2007. In view thereof, the figures for the quarter and year ended 31st March 2007 have been restated.

3. Exceptional item represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

4. The Company has reserved issuance of 6,96,75,402 equity shares of Rs 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). Upto 31st March 2008, the Company has granted 2,97,63,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. The options would vest over a period of 7 years from the date of grant based on specified criteria.

5. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,781 crore (US$ 444 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

6. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the year would have been higher by Rs. 30 crore (US$ 7.5 million).

7. During the year Reliance Commercial Associates Limited, Reliance Neutraceuticals Private Limited, Reliance Pharmaceuticals (India) Private Limited, Reliance Petroinvestments Limited, Gulf Africa Petroleum Corporation (Mauritius), Gapco Tanzania Limited, Gapoil Tanzania Limited, Gapco Kenya Limited, Gapco Uganda Limited, Gapco Rwanda SARL, Gapoil Zanzibar Limited, Transenergy Kenya Limited, Recron (Malaysia) SDH BHD, Peninsula Land Kenya Limited, Reliance International Exploration and Production INC, Wavely Investments Limited, Reliance Digital Retail Limited, Reliance Lifestyle Holdings Limited, Reliance Universal Ventures Limited, Reliance Home Store Limited, Reliance Autozone Limited, Reliance Trade Services Centre Limited, Reliance Integrated Agri Solutions Limited, Reliance Agri Products Distribution Limited, Reliance Food Processing Solutions Limited, Reliance Supply Chain Solutions Limited, Reliance Digital Media Limited, Strategic Manpower Solutions Limited, Reliance Gems and Jewels Limited, Reliance Leisures Limited, Reliance Loyalty & Analytics Limited, Reliance Retail Securities and Broking Company Limited, Delight Proteins Limited, Reliance F&B Services Limited, Reliance Hypermart Limited, Reliance Financial Distribution and Advisory Services Limited, Reliance Retail Travel & Forex Services Limited, Reliance Trends Limited, Reliance Wellness Limited, Reliance Brands Limited, Reliance Footprint Limited, Abcus Retail Private Limited, Bigdeal Retail Private Limited, Advantage Retail Private Limited and RIL (Australia) PTY Limited have become subsidiaries of the Company.

8. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 47 crore (US$ 11.7 million).

9. There were no investors' complaints pending as on 1st January 2008. All the 1,554 complaints received during the last quarter were resolved and no complaints were outstanding as on 31st March 2008.

10. The audit committee reviewed the above results. The Board of Directors at its meeting held on 21st April 2008 approved the above results and its release.

AUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31[st] MARCH 2008

Rs. Crores

| | | Quarter Ended 31st March (Audited) | | | | Year Ended 31st March (Audited) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | | 2007 | | 2008 | | 2007 | |
| 1. | **Segment Revenue** | | | | | | | | |
| | - Petrochemicals | 14,119 | | 12,572 | | 53,000 | | 50,371 | |
| | - Refining | 28,686 | | 21,025 | | 100,743 | | 85,932 | |
| | - Oil and Gas | 828 | | 548 | | 2,702 | | 2,043 | |
| | - Others | 342 | | 113 | | 778 | | 337 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | 43,975 | | 34,258 | | 157,223 | | 138,683 | |
| | Less: Inter Segment Transfers | 5,278 | | 4,982 | | 17,954 | | 20,329 | |
| | **Turnover** | 38,697 | | 29,276 | | 139,269 | | 118,354 | |
| | Less: Excise Duty Recovered on Sales | 1,411 | | 1,828 | | 5,826 | | 6,661 | |
| | **Net Turnover** | | 37,286 | | 27,448 | | 133,443 | | 111,693 |
| 2. | **Segment Results** | | | | | | | | |
| | - Petrochemicals | 1,466 | | 1,381 | | 7,113 | | 6,578 | |
| | - Refining | 2,839 | | 2,275 | | 10,332 | | 7,724 | |
| | - Oil and Gas | 447 | | 303 | | 1,503 | | 1,281 | |
| | - Others | 9 | | 19 | | 40 | | 54 | |
| | **Total Segment Profit before Interest and Tax** | | 4,761 | | 3,978 | | 18,988 | | 15,636 |
| | (i) Interest Expense | | (272) | | (288) | | (1,077) | | (1,189) |
| | (ii) Interest Income | | 248 | | 55 | | 662 | | 277 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (82) | | 34 | | (296) | | (204) |
| | (iv) Exceptional Item | | - | | | | 4,733 | | |
| | **Profit before Tax** | | 4,655 | | 3,779 | | 23,010 | | 14,520 |
| | (i) Provision for Current Tax | | (544) | | (422) | | (2,652) | | (1,657) |
| | (ii) Provision for Deferred Tax | | (199) | | (201) | | (900) | | (920) |
| | **Profit after Tax** | | 3,912 | | 3,156 | | 19,458 | | 11,943 |
| | **Profit after Tax** [excluding effect of exceptional item] | | 3,912 | | 3,156 | | 15,261 | | 11,943 |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | | | | | |
| | - Petrochemicals | | 30,758 | | 32,127 | | 30,758 | | 32,127 |
| | - Refining | | 42,141 | | 38,726 | | 42,141 | | 38,726 |
| | - Oil and Gas | | 26,391 | | 10,674 | | 26,391 | | 10,674 |
| | - Others | | 6,447 | | 4,960 | | 6,447 | | 4,960 |
| | - Unallocated Corporate | | 20,064 | | 12,288 | | 20,064 | | 12,288 |
| | **Total Capital Employed** | | 125,801 | | 98,775 | | 125,801 | | 98,775 |

**Notes to Standalone Segment Information for the Quarter / Year Ended 31st March 2008**

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Textile
      - Retail business
      - SEZ development

   d) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

## AUDITED CONSOLIDATED FINANCIAL RESULTS
## FOR THE QUARTER / YEAR ENDED 31st March 2008

(Rs. in crores, except per share data)

| Sr. No. | Particulars | Year Ended 31st March (Audited) | |
|---|---|---|---|
| | | **2008** | **2007** |
| 1. | Turnover | 143,005 | 120,431 |
| | Less: Excise Duty / Service Tax Recovered | 5,858 | 6,661 |
| **2.** | **Net Turnover** | **137,147** | **113,770** |
| 3. | Other Income | 1,224 | 654 |
| **4.** | **Total Income** | **138,371** | **114,424** |
| 5. | a) (Increase) / decrease in stock in trade / work in progress | (1,534) | (697) |
| | b) Consumption of raw materials | 91,446 | 77,769 |
| | c) Purchases | 9,851 | 1,945 |
| | d) Staff cost | 2,738 | 2,591 |
| | e) Depreciation | 5,004 | 4,899 |
| | f) Other expenditure | 11,502 | 12,035 |
| | **g) Total Expenditure** | **119,007** | **98,542** |
| 6. | Interest and Finance Charges | 1,086 | 1,232 |
| 7. | Exceptional item | 4,733 | |
| **8.** | **Profit before tax** | **23,011** | **14,647** |
| 9. | Provision for Current Tax [including Fringe Benefit tax] | 2,622 | 1,667 |
| 10. | Provision for Deferred Tax | 866 | 905 |
| **11.** | **Net Profit after tax** | **19,523** | **12,075** |
| **12.** | **Net Profit after tax [excluding effect of exceptional item]** | **15,326** | **12,075** |
| 13. | Paid up Equity Share Capital, Equity Shares of Rs. 10/- each. | 1,454 | 1,394 |
| 14. | Equity Share suspense [Refer Note 2] | | 60 |
| 15. | Reserves excluding revaluation reserves | 81,176 | 63,787 |
| 16. | Earnings per share (Face value of Rs. 10) | | |
| | Basic | 134.3 | 83.1 |
| | Diluted | 134.3 | 83.1 |
| 17. | Earnings per share (Face value of Rs. 10) [excluding exceptional item] | | |
| | Basic | 105.4 | 83.1 |
| | Diluted | 105.4 | 83.1 |
| 18. | Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)] | | |
| | - Number of Shares (in crores) | 70.69 | 68.31 |
| | - Percentage of Shareholding (%) | 48.63 | 49.02 |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**Notes on Consolidated Accounts:**

1. The consolidated accounts have been prepared as per accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements notified in the Companies (Accounting Standards) Rules 2006.

2. The consolidated financial results should be read in conjunction with the notes to the financial results for the year ended 31st March, 2008.

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**AUDITED CONSOLIDATED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2008** — **Rs. Crores**

| | | Year Ended 31st March (Audited) | | | |
|---|---|---|---|---|---|
| | | 2008 | | 2007 | |
| 1. | **Segment Revenue** | | | | |
| | - Petrochemicals | 54,447 | | 52,320 | |
| | - Refining | 101,482 | | 85,977 | |
| | - Oil and Gas | 2,702 | | 2,288 | |
| | - Others | 2,327 | | 181 | |
| | **Gross Turnover (Turnover and Inter Divisional Transfers)** | 160,958 | | 140,766 | |
| | Less: Inter Segment Transfers | 17,953 | | 20,335 | |
| | **Turnover** | 143,005 | | 120,431 | |
| | Less: Excise Duty Recovered on Sales | 5,858 | | 6,661 | |
| | **Net Turnover** | | 137,147 | | 113,770 |
| 2. | **Segment Results** | | | | |
| | - Petrochemicals | 7,163 | | 6,600 | |
| | - Refining | 10,373 | | 7,723 | |
| | - Oil and Gas | 1,520 | | 1,281 | |
| | - Others | 125 | | 19 | |
| | **Total Segment Profit before Interest and Tax** | | 19,181 | | 15,623 |
| | (i) Interest Expense | | (1,086) | | (1,232) |
| | (ii) Interest Income | | 446 | | 283 |
| | (iii) Other Un-allocable Income Net of Expenditure | | (263) | | (27) |
| | (iv) Exceptional Item | | 4,733 | | |
| | **Profit before Tax** | | 23,011 | | 14,647 |
| | (i) Provision for Current Tax | | (2,622) | | (1,667) |
| | (ii) Provision for Deferred Tax | | (866) | | (905) |
| | **Profit after Tax** | | 19,523 | | 12,075 |
| | **Profit after Tax** [excluding effect of exceptional item] | | 15,326 | | 12,075 |
| 3. | **Capital Employed (Segment Assets – Segment Liabilities)** | | | | |
| | - Petrochemicals | | 31,924 | | 32,649 |
| | - Refining | | 62,309 | | 50,656 |
| | - Oil and Gas | | 26,281 | | 10,674 |
| | - Others | | 9,285 | | 6,822 |
| | - Unallocated Corporate | | 18,291 | | 11,477 |
| | **Total Capital Employed** | | 148,090 | | 112,278 |

**Registered Office:**
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

**Notes to Consolidated Segment Information for the Quarter / Year Ended 31st March 2008**

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Textile
      - Retail business
      - SEZ development

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

**Reliance**
**Industries Limited**

April 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: RELIANCE EQ
**Fax No. 2659 8237 / 38**

Dear Sirs,

Sub : **Annual General Meeting of the Company and Payment of Dividend.**

This is to inform you that the 34th Annual General Meeting of the Company will be held on Thursday, June 12, 2008, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

The dividend on Equity Shares, if declared at the above meeting, will be paid on or after June 12, 2008 to those Members whose names appear on the Company's Register of Members and to the beneficial owners whose particulars are furnished by the Depositories as on May 9, 2008.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Vice President
Corporate Secretarial

Cc: Luxembourg Stock Exchange
National Securities Depository Limited
Central Depository Services (India) Limited
Bank of New York Mellon

# Reliance
Industries Limited

April 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: RELIANCE EQ
**Fax No. 2659 8237 / 38**

Dear Sir,

**Sub: Intimation of Book Closure for dividend**

Please note that the Register of Members and Share Transfer Books of the Company shall remain closed from Saturday, May 10, 2008 to Saturday, May 17, 2008 (both days inclusive) for determining shareholders' entitlement for dividend, recommended by the Board of Directors at its meeting held today, of on equity shares.

The above information may kindly be notified to your members.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

S. Sudhakar
Vice President
Corporate secretarial

Copy to:

National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

The Bank of New York Mellon
101 Barclay Street
New York, NY 10286
New York

# Reliance
Industries Limited

Uttar Pradesh Stock Exchange Association Limited
Padam Towers
14/113 Civil Lines
Kanpur 208 001

Pune Stock Exchange Limited
Shivleela Chambers
752 Sadashiv Peth
RB Kumthekar Marg
Pune 411 030

Gauhati Stock Exchange Limited
Saraf Buildings Annexe
A.T. Road
Gauhati 781 001
Assam

Bhubaneswar Stock Exchange Limited
6th Floor, IDCO Towers
Janpathi
Bhubaneswar 751 007

Jaipur Stock Exchange Limited
Stock Exchange Building
Jawaharlal Nehru Marg
Malvia Nagar Road
Jaipur 302 017

Vadodara Stock Exchange Limited
Fortune Towers
Dalal Street
Sayajigunj
P.B. No.2547
Vadodara 390 005

Coimbatore Stock Exchange
"Stock Exchange Building"
683-686 Trichy Road
Coimbatore 641 005

Cochin Stock Exchange Limited
MES, Dr. P.K. Abdul Gafoor Memoral Cultural Complex
36/1565, 4th Floor
Judges Avenue, Kaloor
Cochin 682 017

Ludhiana Stock Exchange Association Limited
Feroze Gandhi Market
Ludhiana 141 001

Inter-connected Stock Exchange of India
International Infotech Part, Tower 7
5th Floor, Sector 30
Vashi
Navi Mumbai 400 703

The Ahmedabad Stock Exchange Limited
Kamdhenu Complex
Opp. Sahajnand College
Panjarapole
Ambawadi
Ahmedabad 380 001

Bangalore Stock Exchange Limited
"Stock Exchange Towers"
No.51, 1st Cross, J.C. Road
Bangalore 560 027

Calcutta Stock Exchange Association Limited
7 Lyons Range
Calcutta 700 001

Delhi Stock Exchange Association Limited
DSE House
3/1 Asaf Ali Road
New Delhi 110 002

Madhya Pradesh Stock Exchange Limited
201 Palika Plaza Phase – II
M T H Compound
Indore 452 001

OTC Exchange of India
92 Maker Towers 'F;
Cuffe Parade
Mumbai 400 005

Madras Stock Exchange Limited
Exchange Building
11 Second Line Beach
Post Box No.183
Chennai 600 001

# Reliance
Industries Limited

April 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
**Fax No.2272 2037 / 2272 3719**

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: RELIANCE EQ
**Fax No. 2659 8237 / 38**

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2008 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. April 21, 2008.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Vice President
Corporate Secretarial

Enc: a/a

Copy to: Luxembourg Stock Exchange

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093, INDIA. ✆ : 6672 9999 • FAX : 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

**The Board of Directors**
**Reliance Industries Limited**
3rd Floor, Maker Chambers IV
222, Nariman Point
**Mumbai - 400 021**

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by ***M/s. Reliance Industries Limited*** ( hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

| | | | |
|---|---|---|---|
| 1 | For Quarter Ended | **March 31, 2008** | |
| 2 | ISIN | INE002A01018 | |
| 3 | Face Value | Rs. 10/- per Equity Share | |
| 4 | Name of the Company | Reliance Industries Limited | |
| 5 | Registered Office Address | 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021 | |
| 6 | Correspondence Address | 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021 | |
| 7 | Telephone & Fax Nos. | Tel No : 022 - 2278 5211<br>Fax No : 022 - 2278 5110 | |
| 8 | Email address | investor_relations@ril.com | |
| 9 | Names of the Stock Exchanges where the company's securities are listed | 1. Bombay Stock Exchange Limited<br>2. National Stock Exchange of India Limited, Mumbai | |
| | | **Number of Shares** | **% of Total Issued Cap.** |
| 10 | Issued Capital | 145 36 48 601 | 100.00 |
| 11 | Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)* | 145 36 48 601 | 100.00 |
| 12 | Held in dematerialised form in CDSL | 4 01 45 590 | 02.76 |
| 13 | Held in dematerialised form in NSDL | 135 40 98 456 | 93.15 |
| 14 | Physical | 5 94 04 555 | 04.09 |
| 15 | Total No. of Shares (12+13+14) | 145 36 48 601 | |

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars*** | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pending for SE (Specify Names) |
|---|---|---|---|---|---|---|
| NA | NIL | NA | NA | NA | NA | NA |

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | 324 | 15 846 | Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL |
| | 106 | 4 134 | Delay in receipt of Physical DRF & Share Certificates from DP. |
| | 2 065 | 1 31 755 | Processed Under NOL |
| | 122 | 8 955 | Rejected since Physical DRF & Share Certificates not received from DP within 30 Days |
| **Total** | **2 617** | **1 60 690** | |
| Pending for more than 21 days | 14 | 852 | Non - receipt of Physical DRF & Share Certificates from DP |
| **Total** | **14** | **852** | |

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 021
Tel.: 022 66391101
Fax.: 022 22856237

HARIBHAKTI & CO. MUMBAI CHARTERED ACCOUNTANTS

24 Appointment of common agency for share registry work if yes (name & address)

| |
|---|
| Karvy Computershare Pvt. Ltd.<br>46, Avenue 4, Street No.1,<br>Banjara Hills, Hyderabad-500 034 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

**FOR HARIBHAKTI & CO.**
**CHARTERED ACCOUNTANTS**

HARIBHAKTI & CO. * CHARTERED ACCOUNTANTS * MUMBAI

**BHUPENDRA BANGARI**
**PARTNER**
**M. No.: 42320**

**Mumbai, 8th April 2008.**

END